
10011305



Chicago Rivet

Chicago Rivet & Machine Co.

2009 Annual Report

Highlights

	2009	2008
Net Sales	$21,391,003	$28,518,931
Net Loss	(1,282,751)	(825,482)
Net Loss Per Share	(1.33)	(0.85)
Dividends Per Share	.48	.87
Net Cash Provided by Operating Activities	315,143	1,188,208
Expenditures for Property, Plant and Equipment	448,177	373,183
Working Capital	14,089,914	15,373,910
Total Shareholders' Equity	21,162,114	22,908,608
Common Shares Outstanding at Year-End	966,132	966,132
Shareholders' Equity Per Common Share	21.90	23.71

Annual Meeting

The annual meeting of shareholders
will be held on May 11, 2010 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • www.chicagorivet.com



To Our Shareholders:

RESULTS OF OPERATIONS

Results for 2009 were negatively impacted by the severe economic crisis that existed throughout the year. The combination of a deep recession that began in 2008, high unemployment and tight credit markets caused sharply reduced demand in most of the markets we serve. The automotive market, upon which we rely for the majority of our revenue, was particularly hard hit as North American auto and truck production was 32 percent lower in 2009 than the year before and several high profile bankruptcies further weakened demand. These conditions contributed to the decline in sales of $7,127,928, or 25 percent, and resulted in a net loss of $1,282,751, or $1.33 per share, for the year.

Although overall results for 2009 were disappointing, we can report that our ongoing efforts to improve efficiencies and reduce costs have resulted in a lower breakeven point for operations. That, combined with an increase in sales of 19.8 percent, compared to the year earlier quarter, contributed to reporting a profit of $.03 per share for the fourth quarter of 2009.

2009 Compared to 2008

Economic conditions, which were weak at the close of 2008, worsened in early 2009 and had a dramatic impact on revenues in both the fastener and assembly equipment segments. Fastener segment revenues totaled $18,286,342 for the year, compared to $24,679,510 in 2008, a decline of 25.9 percent. This was largely due to the continued drop in domestic automotive production during the year, which reached its lowest level since 1982. During the first half of 2009, automotive production in North America declined over 50 percent compared to the same period of 2008. During that period, our fastener segment sales declined by 46.2 percent. Sales in this segment improved in the second half of the year by $2,817,140, or 36.4 percent, compared to the first six months of 2009 and also improved by 2.3 percent compared to the second half of 2008, when the recession started.

To offset the decline in demand, fastener segment payroll was reduced by more than 20 percent through reductions in hours worked and headcount. Additional savings were generated by reductions in all significant overhead categories, including tooling, containers, maintenance and supplies. While the drop in demand is partially responsible for these declines, a more rigorous quoting process for obtaining various services and supplies provided additional savings that should continue to provide benefits as demand improves. Although we were successful in our cost control efforts, it wasn't until demand improved late in the year that those savings became apparent in improved financial results compared to a year earlier. For the whole year period, the decline in sales was too severe to be offset by cost controls, resulting in a decline in fastener segment gross margin to $1,891,870, from $2,585,306 reported in 2008.

Assembly equipment segment revenues were $3,104,661 in 2009, a decline of $734,760, or 19.1 percent, compared to the $3,839,421 recorded in 2008. Demand for our products in this segment reflected the weakness in domestic manufacturing activity during 2009. Machine sales, which are included in this segment, are particularly sensitive to economic conditions, and we have seen our unit shipments and revenues decline as a result of the current environment. In response to the lower level of sales activity in 2009, we have taken steps to reduce and control expenses to better match customer demand, including reductions in staffing levels. The cumulative effect of these actions did not fully offset the effects of reduced volume and, as a result, the assembly equipment gross margin declined to $788,778 in 2009, from $1,101,401 in 2008.

Selling and administrative expenses were $4,762,284 in 2009, a decline of $423,503, or 8.2 percent, compared with 2008. Salaries and related benefits were reduced approximately $137,000 due to reduced headcount and benefit changes. Sales commissions declined $114,000 due to the lower sales level in 2009. Fees paid to directors were reduced by $65,000, reflecting a reduction in the number of directors and recognition of the overall results of the Company. Bad debt expense declined by $45,000, partially reversing a prior year increase of $66,000 that was related to write-offs and an increase in reserve in 2008. The balance of the net reduction includes lower expenses for various other items, including outside services, travel, office supplies and maintenance.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. During the second quarter of 2009, the regular quarterly dividend was reduced from $.18 to $.10 per share, due to prevailing economic conditions and uncertainty with respect to the strength and timing of any future economic recovery, especially within the automotive sector upon which we rely for the majority of our revenue. The total distribution for the year was $.48 per share. On February 15, 2010, your Board of Directors declared a regular quarterly dividend of $.10 per share, payable March 19, 2010 to shareholders of record on March 5, 2010. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 76 years.

PROPERTY, PLANT AND EQUIPMENT

Total capital expenditures in 2009 were $448,177. Fastener segment additions totaled $443,643, which included: $115,000 for cold heading and screw machine equipment, $92,000 for various equipment that expanded our secondary processing capabilities, $63,000 for inspection and other quality related equipment, and the balance for general plant and material handling equipment. The majority of these additions were acquired in the used equipment market as economic conditions created opportunities to expand our capabilities at favorable prices. Assembly equipment segment additions were $4,534, for building improvements.

Capital expenditures during 2008 totaled $373,183, of which $358,148 was invested in equipment for our fastener operations. Electrical system upgrades account for $103,000 of the additions. Inspection equipment comprises $72,000 of the total, while vehicle purchases account for an additional $86,000. The remaining $97,000 of fastener segment additions related to miscellaneous items, including conveyors and waste treatment equipment. Assembly equipment segment additions totaled $15,035, for a new vertical mill.

Depreciation expense amounted to $1,028,610 in 2009 and $1,075,796 in 2008.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2009 was $14.1 million, a reduction of $1.3 million from the beginning of the year. Due to the dramatic drop in customer demand experienced during most of 2009, inventories were aggressively reduced by $1.3 million. Improved sales in the fourth quarter of 2009 compared to the year earlier period accounts for the $.5 million increase in accounts receivable since the beginning of the year. Offsetting the increase in accounts receivable is a similar increase in accounts payable as purchasing activity increased late in the year to meet improved customer demand. The Company's holdings in cash, cash equivalents and certificates of deposit amounted to $7 million at the end of 2009, declining from approximately $7.6 million held at the beginning of the year. The Company's investing activities in 2009 consisted of capital expenditures of $.4 million and a net investment in certificates of deposit of $.4 million. The only financing activity during 2009 was the payment of $.5 million in dividends.

Off-Balance Sheet Arrangements

The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

Management believes that current cash, cash equivalents and operating cash flow will be sufficient to provide adequate working capital for the foreseeable future.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. A summary of critical accounting policies can be found in Note 1 of the financial statements.

NEW ACCOUNTING STANDARDS

The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards. A summary of recent accounting pronouncements can be found in Note 1 of the financial statements.

OUTLOOK FOR 2010

As we begin 2010, the worst of the economic crisis appears to be behind us, but current conditions remain challenging. Credit markets today are functioning very differently compared to two years ago, which has had a dampening effect on demand for equipment and has caused many companies to keep inventory at relatively low levels. While we are pleased to report a return to profitability in the fourth quarter, we remain cautious as the economic recovery struggles to remain on track. Demand from our automotive customers, in particular, is likely to remain restrained while unemployment remains at current levels or until consumer confidence improves.

We have made significant changes to our operations due to the difficult environment that has existed in the last two years, and we will continue to look for additional improvements while pursuing profitable opportunities. The best opportunity to further improve our bottom line performance rests with our ability to grow revenues. During 2009, we were able to add to our customer base, which along with an improving economy, should aid our top line growth in 2010. As always, we face intense competition in the marketplace and expect customers will continue to demand higher quality and lower prices as their own operations look to recover from recent setbacks. We will continue our efforts to increase sales revenues in all markets we serve by emphasizing value over price and



excellent customer service as well as our sound financial condition, which provides our customers with a stable sourcing alternative in uncertain times.

We gratefully acknowledge our dedicated workforce that has met the challenges of the worst economic disruption since the Great Depression, the loyalty of our customers and the continuing support of our shareholders.

Respectfully,

John A. Morrissey
Chairman

Michael J. Bourg
President

March 22, 2010

FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, those disclosed under "Risk Factors" in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales to two major customers, the price and availability of raw materials, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



Consolidated Balance Sheets

December 31	2009	2008
Assets		
Current Assets		
Cash and Cash Equivalents	**$ 569,286**	$ 1,553,226
Certificates of Deposit	**6,430,000**	5,997,000
Accounts Receivable — Less allowances of $155,000 and $165,000, respectively	**3,813,663**	3,315,748
Inventories, net	**3,753,936**	5,048,632
Deferred Income Taxes	**429,191**	504,191
Prepaid Income Taxes	**579,105**	355,788
Other Current Assets	**245,415**	234,412
Total Current Assets	**15,820,596**	17,008,997
Property, Plant and Equipment, net	**7,806,475**	8,399,973
Total Assets	**$23,627,071**	$25,408,970
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable	**$ 1,022,747**	$ 509,657
Accrued Wages and Salaries	**370,428**	456,687
Other Accrued Expenses	**235,261**	292,418
Unearned Revenue and Customer Deposits	**102,246**	376,325
Total Current Liabilities	**1,730,682**	1,635,087
Deferred Income Taxes	**734,275**	865,275
Total Liabilities	**2,464,957**	2,500,362
Commitments and Contingencies (Note 8)		
Shareholders' Equity		
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	**—**	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued	**1,138,096**	1,138,096
Additional Paid-in Capital	**447,134**	447,134
Retained Earnings	**23,498,982**	25,245,476
Treasury Stock, 171,964 Shares at cost	**(3,922,098)**	(3,922,098)
Total Shareholders' Equity	**21,162,114**	22,908,608
Total Liabilities and Shareholders' Equity	**$23,627,071**	$25,408,970

The accompanying notes are an integral part of the Consolidated Financial Statements.



Consolidated Statements of Operations

For The Years Ended December 31	**2009**	2008
Net Sales	**$21,391,003**	$28,518,931
Cost of Goods Sold	**18,710,355**	24,832,224
Gross Profit	**2,680,648**	3,686,707
Selling and Administrative Expenses	**4,762,284**	5,185,787
Operating Loss	**(2,081,636)**	(1,499,080)
Other Income	**121,885**	247,598
Loss Before Income Taxes	**(1,959,751)**	(1,251,482)
Provision for Income Taxes	**(677,000)**	(426,000)
Net Loss	**$ (1,282,751)**	$ (825,482)
Net Loss Per Share	**$ (1.33)**	$ (0.85)

Consolidated Statements of Retained Earnings

For The Years Ended December 31	**2009**	2008
Retained Earnings at Beginning of Year	**$25,245,476**	$26,911,493
Net Loss	**(1,282,751)**	(825,482)
Cash Dividends Paid, $.48 and $.87 Per Share in 2009 and 2008, respectively	**(463,743)**	(840,535)
Retained Earnings at End of Year	**$23,498,982**	$25,245,476

The accompanying notes are an integral part of the Consolidated Financial Statements.



Consolidated Statements of Cash Flows

For The Years Ended December 31	**2009**	2008
Cash Flows from Operating Activities:		
Net Loss	**$ (1,282,751)**	$ (825,482)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	**1,028,610**	1,075,796
Net Gain on the Sale of Properties	**(14,112)**	(24,053)
Deferred Income Taxes	**(56,000)**	(173,000)
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	**(497,915)**	2,013,665
Inventories, net	**1,294,696**	(72,799)
Other Current Assets	**(234,320)**	(91,633)
Accounts Payable	**494,430**	(639,617)
Accrued Wages and Salaries	**(86,259)**	(222,546)
Other Accrued Expenses	**(57,157)**	(94,046)
Unearned Revenue and Customer Deposits	**(274,079)**	241,923
Net Cash Provided by Operating Activities	**315,143**	1,188,208
Cash Flows from Investing Activities:		
Capital Expenditures	**(429,517)**	(370,923)
Proceeds from the Sale of Properties	**27,177**	28,404
Proceeds from Certificates of Deposit	**12,236,000**	14,980,000
Purchases of Certificates of Deposit	**(12,669,000)**	(14,097,000)
Net Cash Provided By (Used in) Investing Activities	**(835,340)**	540,481
Cash Flows from Financing Activities:		
Cash Dividends Paid	**(463,743)**	(840,535)
Net Cash Used in Financing Activities	**(463,743)**	(840,535)
Net Increase (Decrease) in Cash and Cash Equivalents	**(983,940)**	888,154
Cash and Cash Equivalents:		
Beginning of Year	**1,553,226**	665,072
End of Year	**$ 569,286**	$ 1,553,226
Refunds Received for Income Taxes	**$ 397,683**	$ 149,369
Supplemental Schedule of Non-cash Investing Activities:		
Capital Expenditures in Accounts Payable	**$ 18,660**	$ 2,260

The accompanying notes are an integral part of the Consolidated Financial Statements.



Notes to Consolidated Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw machine products, automatic rivet setting machines and parts and tools for such machines.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. (H & L Tool). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience. Cash received by the Company prior to shipment is recorded as deferred revenue. The Company experiences a certain degree of sales returns that varies over time. The Company is able to make a reasonable estimation of expected sales returns based upon history. The Company records all shipping and handling fees billed to customers as revenue, and related costs as cost of sales, when incurred.

Credit Risk—The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States. The Company has established an allowance for accounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. Accounts receivable balances are charged off against the allowance when it is determined that the receivable will not be recovered.

Cash and Cash Equivalents—The Company considers all highly liquid investments, including certificates of deposit, with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash on deposit in several financial institutions. At times, the account balances may be in excess of FDIC insured limits.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value based on their short term nature.

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method.

Property, Plant and Equipment—Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is placed in service. The estimated useful lives by asset category are:

Asset category	Estimated useful life
Land improvements	15 to 25 years
Buildings and improvements	10 to 35 years
Machinery and equipment	7 to 15 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 15 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There was no impairment as of December 31, 2009 and 2008.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized in current operations. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method. Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2009.

The Company's federal income tax return for the 2008 tax year is subject to examination by the Internal Revenue Service ("IRS"). While it may be possible that a reduction could occur with respect to the Company's unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company. The 2006 and 2007 federal income tax returns were examined by the IRS and no adjustments were made as a result of these examinations.

No statutes have been extended on any of the Company's federal income tax filings. The statute of limitations on the Company's 2008 federal income tax return will expire on September 15, 2012.



The Company's state income tax returns for the 2005 through 2008 tax years remain subject to examination by various state authorities with the latest closing period on October 31, 2012. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company's operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2009 and 2008.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant items subject to estimates and assumptions include deferred taxes and valuation allowances for accounts receivable and inventory obsolescence. Actual results could differ from those estimates.

Reclassifications—Certain items in 2008 have been reclassified to conform to the presentation in 2009. These changes have no effect on the results of operations or the financial position of the Company.

Recent Accounting Pronouncements—In June 2009, the FASB issued ASU 2009-01, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which replaces FAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FAS No. 162"). FAS No. 162 identified the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements that are presented in conformity with generally accepted accounting principles ("GAAP"). It arranged these sources of GAAP in a hierarchy for users to apply accordingly. With ASU 2009-01 in effect, all of its content carry the same level of authority, effectively superseding FAS No. 162. Thus, the GAAP hierarchy has been modified to include only two levels of GAAP: authoritative and nonauthoritative. ASU 2009-01 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The provisions of ASU 2009-01 do not have a material impact on our consolidated financial statements.

In April 2008, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 350-30-35, "Intangibles Other Than Goodwill — Subsequent Remeasurements", which amends the list of factors an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. These provisions apply to intangible assets that are acquired individually or with a group of assets and intangible assets acquired in both business combinations and asset acquisitions. Furthermore, these provisions remove the provision that requires an entity to consider whether the renewal or extension can be accomplished without substantial cost or material modifications of the existing terms and conditions associated with the asset. Instead, these provisions require that an entity consider its own experience in renewing similar arrangements. An entity would consider market participant assumptions regarding renewal if no such relevant experience exists. The Company has adopted ASC 350-30-35 and the provisions do not have a material impact on its consolidated financial statements.

In April 2009, the FASB issued ASC 805-20-25, "Business Combinations — Recognition of Identifiable Assets and Liabilities and Any Noncontrolling Interests", which applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of ASC 450, "Contingencies", if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in ASC 805, "Business Combinations". These provisions require an acquirer to recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition date fair value cannot be determined during the measurement period, the asset or liability shall be recognized at the acquisition date if it is probable that the asset existed or that a liability has been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated. These provisions are effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect these provisions to have a material impact on our financial statements.

In April 2009, the FASB issued ASC 825-10-65, "Financial Instruments — Transition and Open Effective Date Information", that requires fair value disclosures of financial instruments for interim reporting periods for publicly traded companies as well as in annual financial statements. The provisions also require these disclosures in summarized financial information at interim reporting periods and was effective for interim reporting periods ending after June 15, 2009. These provisions did not have a material impact on our financial statements.

In May 2009, the FASB issued ASC 855, "Subsequent Events". The objective of these provisions are to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The provisions discuss two types of subsequent events: (1) events that provide additional evidence about conditions that existed at the date of the balance sheet, and is recognized in the financial statements; and (2) events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issued or are available to be issued, and not recognized at the balance sheet date. An entity shall also disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The requirements are effective for interim and annual financial periods ending after June 15, 2009. The requirements do not have a material impact on our consolidated financial statements. We are not aware of any subsequent events which would require additional recognition in the consolidated financial statements. Refer to Note 9, "Subsequent Event", to our consolidated financial statements for further discussion.

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value" ("ASU 2009-05"), that provides amendments to ASC Subtopic 820-10, "Fair Value Measurements and Disclosures — Overall", for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted market price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that uses: (a) the quoted price of



the identical liability when traded as an asset; and (b) quoted prices for similar liabilities or similar liabilities when traded as assets; and (2) another valuation technique that is consistent with the principles of Topic 820, "Fair Value Measurements". The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after August 2009 and therefore we adopted these provisions. The provisions of ASU 2009-05 do not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), that amends ASC Subtopic 820-10, "Fair Value Measurements and Disclosures — Overall", and requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarification are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company does not expect the provisions to have a material impact on its consolidated financial statements.

2—Balance Sheet Details

	2009	2008
Inventories:		
Raw materials	**$ 1,324,614**	$ 1,600,001
Work in process	**1,500,723**	1,628,664
Finished goods	**1,493,099**	2,399,967
	4,318,436	5,628,632
Valuation reserves	**564,500**	580,000
	$ 3,753,936	$ 5,048,632
Property, Plant and Equipment, net:		
Land and improvements	**$ 1,029,035**	$ 1,029,035
Buildings and improvements	**6,402,784**	6,391,952
Machinery and equipment and other	**28,010,475**	28,163,590
	35,442,294	35,584,577
Accumulated depreciation	**27,635,819**	27,184,604
	$ 7,806,475	$ 8,399,973
Other Accrued Expenses:		
Property taxes	**$ 110,528**	$ 112,591
Profit sharing plan contribution	**65,000**	110,000
All other items	**59,733**	69,827
	$ 235,261	$ 292,418

3—Income Taxes—The provision for income tax expense (benefit) consists of the following:

	2009	2008
Current:		
Federal	**$ (594,000)**	$ (245,000)
State	**(27,000)**	(8,000)
Deferred	**(56,000)**	(173,000)
	$ (677,000)	$ (426,000)

The deferred tax liabilities and assets consist of the following:

	2009	2008
Depreciation and amortization	**$ (734,275)**	$ (865,275)
Inventory	**284,465**	302,566
Accrued vacation	**90,884**	142,687
Allowance for doubtful accounts	**53,100**	56,575
Other, net	**742**	2,363
	429,191	504,191
	$ (305,084)	$ (361,084)

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2009		2008	
	Amount	**%**	Amount	%
Expected tax at U.S. Statutory rate	**$(666,000)**	**(34.0)**	$(426,000)	(34.0)
Permanent differences	**7,000**	**.4**	5,000	.4
State taxes, net of federal benefit	**(18,000)**	**(.9)**	(5,000)	(.4)
Income tax benefit	**$(677,000)**	**(34.5)**	$(426,000)	(34.0)

Valuation allowances related to deferred taxes are recorded based on the "more likely than not" realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2009 or 2008.

The Worker, Homeownership, and Business Assistance Act of 2009, enacted November 6, 2009, allows eligible businesses a one-time election to carry back net operating losses (NOL) from 2008 and 2009 for three, four or five years rather than the standard two years. As a result of this one-time opportunity, the Company intends to carry back 2009's NOL to prior periods. The Company's NOL for 2008 has already been carried back to prior periods.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $65,000 in 2009 and $110,000 in 2008.

5—Other Income—consists of the following:

	2009	2008
Interest income	**$ 106,803**	$ 232,620
Other	**15,082**	14,978
	$ 121,885	$ 247,598



6—Segment Information—The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines and parts and tools for such machines. Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2009:				
Net sales	$18,286,342	$3,104,661	$ —	$21,391,003
Depreciation	888,823	65,987	73,800	1,028,610
Segment profit (loss)	(496,877)	377,009	—	(119,868)
Selling and administrative expenses			(1,946,686)	(1,946,686)
Interest income			106,803	106,803
Loss before income taxes				(1,959,751)
Capital expenditures	443,643	4,534	—	448,177
Segment assets:				
Accounts receivable, net	3,500,224	313,439	—	3,813,663
Inventories, net	2,757,316	996,620	—	3,753,936
Property, plant and equipment, net	6,124,499	1,000,969	681,007	7,806,475
Other assets	—	—	8,252,997	8,252,997
				23,627,071
Year Ended December 31, 2008:				
Net sales	$24,679,510	$3,839,421	$ —	$28,518,931
Depreciation	915,369	74,562	85,865	1,075,796
Segment profit (loss)	(16,178)	607,444	—	591,266
Selling and administrative expenses			(2,075,368)	(2,075,368)
Interest income			232,620	232,620
Loss before income taxes				(1,251,482)
Capital expenditures	358,148	15,035	—	373,183
Segment assets:				
Accounts receivable, net	2,967,588	348,160	—	3,315,748
Inventories, net	3,588,770	1,459,862	—	5,048,632
Property, plant and equipment, net	6,574,157	1,062,422	763,394	8,399,973
Other assets	—	—	8,644,617	8,644,617
				25,408,970

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 19 and 25 percent and 15 and 15 percent of consolidated revenues during 2009 and 2008, respectively. The accounts receivable balances for these customers accounted for 26 and 21 percent of consolidated accounts receivable for the larger customer and 20 and 22 percent for the other customer as of December 31, 2009 and 2008, respectively.

7—Shareholder Rights Agreement—On November 16, 2009, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 2009, replacing an existing rights agreement that was due to expire on December 2, 2009. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $75, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock, including the purchase of 10 percent or more by any person or group. The rights will expire on December 1, 2019 unless they are extended, redeemed or exchanged.

8—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $39,000 for both 2009 and 2008. Total future minimum rentals at December 31, 2009 are not significant.

The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

9—Subsequent Event—On February 15, 2010, the Board of Directors declared a regular quarterly dividend of $.10 per share, payable March 19, 2010 to shareholders of record on March 5, 2010.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (an Illinois corporation) and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, retained earnings and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
March 23, 2010



INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the NYSE Amex (trading privileges only, not registered.) The ticker symbol is: CVR.

At December 31, 2009, there were approximately 220 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range			
Quarter	**2009**	2008	**2009**		2008	
First	**$.18**	$.33*	**$12.96**	**$10.15**	$25.75	$20.00
Second	**.10**	.18	**$13.59**	**$11.01**	$24.99	$19.75
Third	**.10**	.18	**$15.93**	**$11.62**	$23.43	$19.00
Fourth	**.10**	.18	**$16.81**	**$11.15**	$20.00	$ 9.81

* Includes an extra dividend of $.15 per share

BOARD OF DIRECTORS

John A. Morrissey (e)
Chairman of the Board
of the Company
Chief Executive Officer
and Director of
Algonquin State Bank, N.A.
Algonquin, Illinois

Michael J. Bourg (e)
President of the Company

Edward L. Chott (a)(c)(n)
Chairman of the Board of
The Broaster Co.
Beloit, Wisconsin

Kent H. Cooney (a)
Chief Financial Officer of
Heldon Bay Limited Partnership
Bigfork, Montana

William T. Divane, Jr. (a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
Divane Bros. Electric Co.
Franklin Park, Illinois

George P. Lynch (c)(n)
Attorney at Law
George Patrick Lynch, Ltd.
Wheaton, Illinois

Walter W. Morrissey (e)
Attorney at Law
Morrissey & Robinson
Oakbrook Terrace, Illinois

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee
(n) Member of Nominating Committee

CORPORATE OFFICERS

John A. Morrissey
Chairman, Chief
Executive Officer

Michael J. Bourg
President, Chief Operating
Officer and Treasurer

Kimberly A. Kirhofer
Secretary

CHICAGO RIVET & MACHINE CO.

Administrative & Sales Offices
Naperville, Illinois
Norwell, Massachusetts

Manufacturing Facilities
Albia Division
Albia, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • www.chicagorivet.com


Chicago Rivet

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • www.chicagorivet.com